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WRITER'S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2009	mlevy@luselaw.com

October 19, 2016

Via EDGAR

Erin E. Martin

Special Counsel

Office of Financial Services

Securities and Exchange Commission

Washington, D.C. 20549

File No. 333-213256

Re:	Berkshire Hills Bancorp, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed October 5, 2016

File No. 333-213256

Dear Ms. Martin:

We are in receipt of your letter dated October 18, 2016 regarding the review of the Registration Statement on Form S-4 for Berkshire Hills Bancorp, Inc. (the “Company”), as amended, which was filed on October 5, 2016. The following paragraphs reference the comment cited and the Company’s response to that comment.

SEC Comment

Proposal I - The Proposed Merger

Background of the Merger, page 32

1.	We note your response to comment 3, in which you disclosed the factors leading to the change in merger consideration and First Choice's reason for requesting a special dividend. Please revise your disclosure to explain the factors that led you to decide that: (i) a special dividend would assuage First Choice's concerns and (ii) a 35% special dividend rate was appropriate to this transaction. In addition, please disclose whether the "special dividend" was a factor considered in connection with the lower exchange factor ultimately agreed upon.

Erin E. Martin, Esq.

October 19, 2016

Response

The Background of the Merger disclosure has been revised in response to this comment.

We believe the foregoing is responsive to the staff’s comments. Should you have any questions, please do not hesitate to contact the undersigned at (202) 274-2009.

Very truly yours,

/s/ Marc Levy
Marc Levy

cc:	Wm. Gordon Prescott, Esq., Berkshire Hills Bancorp, Inc.
Joshua Dilk, Securities and Exchange Commission